EXHIBIT 19.1

WIDEPOINT CORPORATION STATEMENT OF

CORPORATION POLICY ON INSIDER TRADING

The Need for a Policy Statement

As a publicly owned company, WidePoint Corporation (the “Company”) is in competition with other public companies for investment dollars. A critical aspect of that competition is the Company’s ability to maintain its reputation for integrity in its dealings with the investment public. Accordingly, the Company has adopted this Policy on Insider Trading (the “Policy”) to avoid even the appearance of impropriety on the part of any the Company’s directors, officers, employees, temporary employees, consultants, independent contractors or other agents (not just so-called "insiders"). Not only will our relationship with the public be damaged by a perception that "insiders" are taking improper advantage of inside information, but individuals and the Company may be civilly and criminally liable for unlawful trading under federal and state laws.

As an essential part of your work, you may have access to material nonpublic ("insider") information about the Company or about the Company’s business (including information about other companies with which the Company does or may do business). This Policy is meant to prevent the purchase or sale of the Company’s securities by those who possess such material nonpublic information. In addition, this Policy seeks to prevent the selective disclosure of such material nonpublic information to others who may trade. Specifically, this Policy addresses Rule 10b-5 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended, (the "Exchange Act").

You should also understand that the directors and certain shareholders and officers are subject to Section 16 of the Exchange Act. The Company requires that all involved persons comply with the provisions of Section 16.

Policy Applicable to All Persons

No director, officer, employee, temporary employee, consultant, independent contractor, agent, or representative of the Company who has material nonpublic information relating to the Company, may buy or sell the Company’s securities, directly or indirectly, or engage in any other action to take improper personal advantage of that information, or improperly pass that information on to others. This Policy also applies to information relating to any other company, including customers or suppliers, obtained in the course of your relationship with the Company when that information may have material consequences with respect to the Company or the other company. Under Section 16, any profit realized by a director, officer or 10% stockholder of the Company from selling and then buying or from buying and then selling the Company securities within any six-month period is subject to recapture by the Company. This "short- swing" profit rule applies regardless of whether the person trading possessed material nonpublic information. In addition, no director, officer, or 10% stockholder may sell the Company’s securities he or she does not own (often referred to as "short sales") nor may such a person sell the Company’s securities he or she owns without delivering them to the buyer within 20 days or mailing them  to the buyer within 5 days. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception.

Page 1 of 4	Revised March 22, 2024

Definition of Material Nonpublic Information

"Material" information is any information that a reasonable investor would likely consider important in formulating a decision to buy, hold or sell securities of the Company. In short, any information, which could reasonably affect the price of the Company’s stock. A good rule of thumb is if the nonpublic information makes you want to buy or sell, it would probably affect others in the same way and is, therefore, likely to be material.

Common examples of material information include: projections of future earnings or losses; financial liquidity problems; major marketing changes; news of a pending or proposed joint venture, merger, acquisition or tender offer; news of a significant sale of assets or the disposition of a subsidiary; changes in dividend policies; the declaration of a stock split or the offering of additional securities; changes in senior management or major personnel changes; significant new products or discoveries; significant litigation or government investigations; and the gain or loss of a substantial customer or supplier.

"Nonpublic" information is any information, which has not been disclosed generally to the marketplace. Information about the Company that is not yet in general circulation should be considered nonpublic. Similarly, information received about another company in circumstances indicating that it is not yet in general circulation should be considered nonpublic. All information that you learn about the Company, its business plans or any other company with whom the Company may be doing business in connection with your employment is potentially "insider" information until publicly disclosed or made available by the Company. Even after the Company has released previously nonpublic information, it is important to be sure that, before you trade, sufficient time has elapsed to enable the information to be disseminated to, and considered by, public investors. Again, a good rule of thumb is to wait at least 48 hours following a public announcement before trading, assuming that you are not otherwise in the possession of material nonpublic information about the Company.

You should treat all nonpublic information as confidential and proprietary to the Company. You may not disclose nonpublic information to others, such as relatives, friends or business acquaintances, who do not need to know it for legitimate business reasons. If this nonpublic information is also "material," you are required by law and the Company’s policy to refrain from trading and refrain from passing the information on to others who may trade, as you may be held personally liable if you "tip" material nonpublic inside information. Further, you are prohibited from urging others to trade or not trade if your advice is prompted by nonpublic information.

Passing on Information ("Tipping") to Others

"Tipping" occurs when a company insider communicates any material nonpublic information concerning the Company to any other person or when a company insider expresses an opinion to another based on material nonpublic information regarding whether or not to trade in the Company’s securities. If the information is proprietary information about the Company or is information that could have an impact on the price of the Company’s securities, you are prohibited from passing on such information to others, including relatives, friends and business acquaintances. The Company’s officers, directors and employees are responsible for the compliance of their immediate family and others living in their households. Penalties apply whether or not you derive any benefit from another's actions when those actions are based on information you provided.

Page 2 of 4	Revised March 22, 2024

Liability

Insider trading is illegal. Insider traders and tippers may be subject to criminal penalties including jail sentences and fines, as well as held liable for any losses to the Company and any other person who contemporaneously bought or sold securities. The Securities and Exchange Commission and the securities exchanges have developed very effective methods of detecting insider trading through, among other things, constantly reviewing trading activity amounting to only a few hundred dollars. It is the infraction, not the amount of money, that drives the government enforcement effort, and the SEC in recent years has adopted a deliberate policy of pursuing small violations. Do not assume that a particular violation is too small or insignificant to be detected or prosecuted.

In addition, the Company and the Company’s directors, officers and other managers may be subject to liability under the federal securities laws if the Company or such persons knew or recklessly disregarded the fact that a person, directly or indirectly, under the Company’s or such person's control was likely to engage in insider trading and failed to take appropriate steps to prevent such an act before it occurred. The penalties for such inaction can be significant. The adoption of this Policy by the Board of Directors states the intent and practice of the Company to establish an environment where insider trading is simply not allowed.

Trading or tipping while in possession of information that is both material and nonpublic could lead to liability for the Company as well as the individual traders. Remember, if your securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction, you should carefully consider how regulators and others might view your transaction in hindsight.

If material nonpublic information is inadvertently disclosed, no matter what the circumstances, by any Company director, officer or employee, the person making or discovering that disclosure should immediately report the facts to the Chief Executive Officer or his or her designee.

Trading During Window Periods - When Trading is Appropriate - Preclearance

The Company encourages investment in its securities by our directors, officers and employees. The most appropriate periods to buy or sell the Company’s securities are the periods beginning on the third trading day following the issuance of an earnings release for a completed fiscal quarter and ending at the close of trading on the tenth calendar day following the last day of the Company’s fiscal quarter (i.e. the window periods would close at the close of trading on April 10, July 10, August 10 and January 10) (so-called "window periods"). The Securities and Exchange Commission has identified these periods as the times when there should be the least amount of inside information about companies that is unavailable to the investing public. Please note, however, that you may not buy or sell the Company’s securities even during window periods if you are in possession of material nonpublic information. This restriction applies even if you planned to make the transaction before learning material nonpublic information, and even if you believe you will suffer an economic loss or miss an anticipated gain by waiting.

Directors and officers that desire to transact in Company securities during a window period need to seek and obtain preclearance from the Company’s Chief Executive Officer or his or her designee for each particular transaction. No trades should occur without preclearance unless they are under an authorized 10b5-1 trading plan.

Example of Trading Window: if the Company’s quarterly financial results are made public on Friday morning prior to the opening of the stock markets, then the appropriate trading window commences on the succeeding Tuesday and ends on April 10, July 10, August 10 or January 10, as applicable.

Page 3 of 4	Revised March 22, 2024

Trading Outside the Window Periods - Preclearance

Directors and officers of the Company may buy or sell the Company’s securities outside the window period IF AND ONLY IF they seek and obtain preclearance from the Company’s Chief Executive Officer or his or her designee for each particular transaction. No trades outside the window periods should occur without preclearance.

Transactions Under Company Plans

This Policy does not apply in the case of the following transactions, except as specifically noted:

Stock Option Exercises. This Policy does not apply to the exercise of a stock option acquired pursuant to the Company’s equity incentive plans or to the exercise of a share withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements or the exercise price for the option. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay tax withholding amounts or the exercise price of an option or otherwise.

Restricted Stock and Restricted Stock Unit Awards. This Policy does not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. This Policy does apply, however, to any market sale of restricted stock that has vested or shares received in settlement of restricted stock units.

10b5-1 Trading Plans.  This Policy does not apply to trades made pursuant to a pre-authorized 10b5-1 trading plan that is entered into a window period at such time as the individual is not in possession of material non public information.  Such plans shall be pre-approved by the Chief Executive Officer.

Corporation Assistance

Any person who has any questions about specific transactions may obtain additional guidance from the Company’s Chief Executive Officer or his or her designee. Remember, however, the ultimate responsibility for adhering to this Policy and avoiding improper transactions rests with you. It is imperative that you use your best judgment.

Page 4 of 4	Revised March 22, 2024